

April 23, 2013

<u>Via Facsimile</u>
Tyler H. Rose
Chief Financial Officer
Kilroy Realty Corporation
12200 W. Olympic Boulevard
Suite 200
Los Angeles, CA 90064

       Re: Kilroy Realty Corporation
               Form 10-K
               Filed February 12, 2013
               File No. 001-12675
               Kilroy Realty, L.P.
               Form 10-K
               Filed February 12, 2013
               File No. 000-54005

Dear Mr. Rose:

      We have reviewed your response letter dated April 8, 2013 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Notes to Consolidated Financial Statements of Kilroy Realty Corporation and Kilroy Realty, L.P., page F-14

2. Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page F-17

1.   We note your response to prior comment two. In your FFO presentation in future periodic filings, please disclose that FFO does not exclude the amortization of tenant-funded tenant improvements deferred revenue but does exclude the related tenant improvement depreciation. In your revised disclosure please include the amount of amortization of deferred revenue for tenant funded tenant improvements for each period alongside your presentation of FFO. Please provide us an example of your proposed disclosure.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions.

                                                Sincerely,

                                                /s/ Robert F. Telewicz Jr.

                                                Robert F. Telewicz Jr.
                                                Senior Staff Accountant